SECURITI... [stamp obscured] ...SION
Washington, D.C. 20549

06050552

RECEIVED
AUG 2 8 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.
186

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 66609 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zepeda & Company, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10900 Wilshire Blvd., Suite 750
(No. and Street)

Los Angeles, (City) — California (State) — 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha Zepeda — (310) 268-9336 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard _Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) — Northridge (City) — California (State) — 91324 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 8 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Martha Zepeda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zepeda Company, Inc, as of June 30, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 27 day of July, 2006

Bamshad
Notary Public

President [signature]
Signature

President
Title

JALLEH BAMSHAD
Commission # 1580471
Notary Public - California
Los Angeles County
My Comm. Expires May 26, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Zepeda & Company, Inc.

## Report Pursuant to Rule 17a-5 (d)

## Financial Statements

## For the Year Ended June 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

## Independent Auditor's Report

Board of Directors
Zepeda & Company, Inc.

We have audited the accompanying statement of financial condition of Zepeda & Company, Inc. as of June 30, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zepeda & Company, Inc. as of June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 31, 2006

*We Focus & Care*℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

**Zepeda & Company, Inc.**
**Statement of Financial Condition**
**June 30, 2006**

**Assets**

| | |
|---|---|
| Cash | $ 124,798 |
| Furniture and fixtures, net | 1,409 |
| Deposits | 2,024 |
| **Total assets** | $ 128,231 |

**Liabilities and Stockholder's equity**

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 5,953 |
| **Total liabilities** | 5,953 |
| **Stockholder's equity** | |
| Common stock, $0.01 par value, 1 share authorized, issued and outstanding | – |
| Additional paid-in capital | 149,200 |
| Accumulated deficit | (26,922) |
| **Total stockholder's equity** | 122,278 |
| **Total liabilities and stockholder's equity** | $ 128,231 |

*The accompanying notes are an integral part of these financial statements.*

**Zepeda & Company, Inc.**
**Statement of Operations**
**For the Year Ended June 30, 2006**

| | |
|---|---|
| **Revenues** | |
| Service income | $ 43,940 |
| **Total revenues** | 43,940 |
| **Expenses** | |
| Professional fees | 17,441 |
| Occupancy | 23,464 |
| Reimbursements | (4,989) |
| Other operating expenses | 25,271 |
| **Total expenses** | 61,187 |
| **Income (loss) before income tax provision** | (17,247) |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ (18,047) |

*The accompanying notes are an integral part of these financial statements.*

**Zepeda & Company, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended June 30, 2006**

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance on June 30, 2005 | $ – | $ 105,500 | $ (8,875) | $ 96,625 |
| Paid-in capital | – | 43,700 | – | 43,700 |
| Net income (loss) | – | – | (18,047) | (18,047) |
| Balance on June 30, 2006 | $ – | $ 149,200 | $ (26,922) | $ 122,278 |

*The accompanying notes are an integral part of these financial statements.*

**Zepeda & Company, Inc.**
**Statement of Cash Flows**
**For the Year Ended June 30, 2006**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ (18,047) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation | $ 257 | |
| (Increase) decrease in: | | |
| Deposits | (124) | |
| (Decrease) increase in: | | |
| Accounts payable and accrued expenses | 2,525 | |
| Total adjustments | | 2,658 |
| Net cash provided by (used in) operating activities | | (15,389) |
| **Cash flows from investing activities:** | | – |
| **Cash flows from financing activities:** | | |
| Proceeds from additional paid-in capital | 43,700 | |
| Net cash provided by (used in) financing activities | | 43,700 |
| Net increase (decrease) in cash | | 28,311 |
| Cash at beginning of year | | 96,487 |
| Cash at end of year | | $ 124,798 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for | | |
| Interest | $ – | |
| Income taxes | $ 800 | |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Zepeda & Company, Inc. (the "Company"), was incorporated in the State of California on January 5, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company also is an investment banking advisory boutique focused on providing advisory services to companies and financial buyers relating to mergers and acquisitions, corporate finance matters (capital restructure and financing alternatives) as well as agenting private placement financing.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and fixtures are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. The Company depreciates its furniture and fixtures using the straight line method of depreciation over the furniture and fixtures' useful lives of seven years (7).

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

## Note 2: RENT EXPENSE

Current year rent expense consists of the following:

| | |
|---|---|
| Office rent | $ 23,464 |

**Note 3: FURNITURE AND FIXTURES, NET**

The furniture and fixtures are recorded at cost.

| | | Depreciable Life Years |
|---|---|---|
| Furniture and fixtures | $ 1,795 | 7 |
| | 1,795 | |
| Less accumulated depreciation | (386) | |
| Furniture and fixtures, net | $ 1,409 | |

Depreciation expense for the year ended June 30, 2006 was $257.

**Note 4: INCOME TAXES**

The provision for income taxes is summarized as follows:

| | Federal | State | Total |
|---|---|---|---|
| Current income tax expense (benefit) | $ – | $ 800 | $ 800 |
| Deferred income tax expense (benefit) | – | – | – |
| Total | $ – | $ 800 | $ 800 |

For the year ended June 30, 2006, the Company recorded the California Franchise minimum tax of $800. The Company has Net Operating Losses ("NOL's") available which may be applied against future income, resulting in deferred tax benefits of $4,038. The NOL's begin expiring in the year ended June 30, 2026.

These deferred taxes have been netted and a 100% allowance established against the remainder, as the Company has determined it is more likely then not, that the deferred taxes will not be realized.

**Note 5: CONTINGENCIES**

*Going Concern*

The Company had little revenue, as compared to operating expenses, for the year ended June 30, 2006. The lack of business activities has resulted in an operating loss. Management has a plan to be more of a going concern. The Company is continuing its marketing efforts and has increased the number of contracted engagements during this fiscal year. Regarding liquidity, the sole shareholder will continue to capitalize the Company to fund its continuing operations.

## Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

## Note 7: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2006, the Company had net capital of $118,845, which was $113,845 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($5,953) to net capital was 0.05 to 1, which is less than the 15 to 1 maximum ratio allowed for a Broker/Dealer.

## Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $1,685 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 120,530 |
| Adjustments: | | |
| Accumulated deficit | $ (3,488) | |
| Non-allowable assets | 1,803 | |
| Total adjustments | | (1,685) |
| Net capital per audited statements | | $ 118,845 |

**Zepeda & Company, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of June 30, 2006**

**Computation of net capital**

| | | |
|---|---|---|
| Stockholder's equity | | |
| Common stock | – | |
| Additional paid-in capital | 149,200 | |
| Accumulated deficit | $ (26,922) | |
| Total stockholder's equity | | $ 122,278 |
| Less: Non-allowable assets | | |
| Furniture and fixtures, net | (1,409) | |
| Deposits | (2,024) | |
| Total non-allowable assets | | (3,433) |
| **Net capital** | | 118,845 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 397 | |
| Minimum dollar net capital required | 5,000 | |
| Net capital required (greater of above) | | 5,000 |
| **Excess net capital** | | $ 113,845 |
| Ratio of aggregate indebtedness to net capital | 0.05: 1 | |

There was $1,685 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2006. See Note 8.

*See independent auditor's report.*

**Zepeda & Company, Inc.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of June 30, 2006**

A computation of reserve requirement is not applicable to Zepeda & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**Zepeda & Company, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of June 30, 2006**

Information relating to possession or control requirements is not applicable to Zepeda & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**Zepeda & Company, Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended June 30, 2006**

Board of Directors
Zepeda & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Zepeda & Company, Inc. (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 31, 2006